Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Northcore raises $592,000 through private placement

           (TSX: NTI; OTCBB: NTLNF)

           TORONTO, Dec. 15 /CNW/ - Northcore Technologies Inc. (TSX: NTI;
OTCBB:NTLNF), a global provider of asset management technology solutions, confirmed that it has closed a private placement securing net proceeds of
$592,000 through the issuance of convertible debentures.
           Under the terms of the private placement, investors will be able to convert the Series N debentures at any time during the three-year term into units priced at $0.10. Each unit consists of one common share and one common share purchase warrant. Each warrant may be converted into a common share at the exercise price of $0.15 at any time during the three-year term.
           The Series N debentures mature on December 12, 2011. The debentures bear interest at an annual rate of 10 percent, payable in cash or common shares of the company at the option of the holder on the earlier of (i) the conversion of the debenture, or (ii) at the end of each quarter (following the closing date) up to and including the quarter ending on the maturity date.
           Northcore's board of directors unanimously passed a resolution approving the terms. Northcore has also received conditional approval from the TSX for the private placement.
           As a result of the Series N private placement, Northcore will issue up to
13,800,000 common shares.
           This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

           <<
           About Northcore Technologies Inc.
           ---------------------------------
           >>
           Northcore Technologies provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.
Northcore works with a growing number of customers and partners in a variety of sectors including financial services, manufacturing, oil and gas and government. Some of our current customers include GE Commercial Finance,
Paramount Resources, The Brick and Trilogy Energy Trust among others.
           Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

           This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

           %SEDAR: 00019461E          %CIK: 0001079171

           /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
           (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 14:11e 15-DEC-08